UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Investment Grade Municipal Income Fund Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

461368102
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 742,781
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 742,781
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,781
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 742,782
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 742,782
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 742,782
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 222,512
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 222,512
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,496
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 24,496
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,496
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 221,365
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 221,365
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,365
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN FUND LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,408
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,408
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,408
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,016
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 61,016
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,016
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON BENCHMARK PLUS PARTNERS, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,300
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 20,300
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON BENCHMARK PLUS MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 81,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON ROBERT FERGUSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 81,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON SCOTT FRANZBLAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,316
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 81,316
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,316
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON ROBERT H. DANIELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON GERALD HELLERMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 461368102

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 461368102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b)           The principal business address of each of WILLC, WIHP, WIAP, WITRP and Mr. Lipson is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.  The principal business address of WITRL is c/o dms Management, P.O. Box 31910, dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands.  The officers and directors of WITRL and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

The principal business address of each of BPIP, BPP, BPM, Mr. Franzblau and Mr. Ferguson is 820 A Street, Suite 700, Tacoma, Washington 98402.

The principal business address of Mr. Daniels is 1685 8th Avenue, San Francisco, California 94122.

The principal business address of Mr. Hellerman is 5431 NW 21st Ave., Boca Raton, Florida 33496.

The principal business address of Mr. Roberts is c/o The Atlantic Philanthropies (USA) Inc., 125 Park Avenue, 21st Floor New York, New York 10017.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 742,781 Shares beneficially owned by WILLC is approximately $9,289,670.  The Shares beneficially owned by WILLC consist of 1,000 Shares that were acquired with WILLC’s working capital, 222,512 Shares that were acquired with WIHP’s working capital, 24,496 Shares that were acquired with WIAP’s working capital, 221,365 Shares that were acquired with WITRP’s working capital and 273,408 Shares that were acquired with WITRL’s working capital.  The purchase price of the Share owned by Mr. Lipson is approximately $13.00.  Mr. Lipson acquired the Share with his personal funds.

The aggregate purchase price of the 81,316 Shares beneficially owned by BPM is approximately $971,568.  The Shares beneficially owned by BPM consist of 61,016 Shares that were acquired with BPIP’s working capital and 20,300 Shares that were acquired with BPP’s working capital.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,356,667 Shares outstanding, which is the total number of Shares outstanding as of March 31, 2009, as reported in the Issuer’s Certified Shareholder Report of Registered Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on May 29, 2009.

CUSIP NO. 461368102

As of the close of business on September 11, 2009, WIHP, WIAP, WITRP and WITRL beneficially owned 222,512, 24,496, 221,365 and 273,408 Shares, respectively, representing approximately 2.1%, less than 1%, 2.1%, and 2.6% respectively, of the Shares outstanding.  As the managing member of WIAP, the general partner of each of WIHP and WITRP and the investment manager of WITRL, WILLC may be deemed to beneficially own the 741,781 Shares owned in the aggregate by WIHP, WIAP, WITRP and WITRL, constituting approximately 7.2% of the Shares outstanding, in addition to the 1,000 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 742,781 Shares beneficially owned by WILLC, in addition to the Share he owns directly, constituting approximately 7.2% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Western Entities may be deemed to beneficially own the 81,316 Shares owned by the other Reporting Persons.  The Western Entities disclaim beneficial ownership of such Shares.

As of the close of business on September 11, 2009, BPIP and BPP beneficially owned 61,016 and 20,300 Shares, respectively, constituting less than 1% and less than 1% respectively, of the Shares outstanding.  As the managing member of each of BPIP and BPP, BPM may be deemed to beneficially own the 81,316 Shares owned in the aggregate by BPIP and BPP, constituting less than 1% of the Shares outstanding.  As managing members of BPM, Messrs. Franzblau and Ferguson may each be deemed to beneficially own the 81,316 Shares beneficially owned by BPM, constituting less than 1% of the Shares outstanding.  As members of a group for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, the Benchmark Entities may be deemed to beneficially own the 742,782 Shares owned by the other Reporting Persons.  The Benchmark Entities disclaim beneficial ownership of such Shares.

None of Messrs. Daniels, Hellerman or Roberts owns directly any Shares.  As members of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, each of Messrs. Daniels, Hellerman and Roberts may be deemed to beneficially own the 824,098 Shares beneficially owned in the aggregate by the other Reporting Persons.  Messrs. Daniels, Hellerman and Roberts disclaim beneficial ownership of such Shares.

Item 5(c) is hereby amended to add the following:

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 461368102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

CUSIP NO. 461368102

WESTERN INVESTMENT TOTAL RETURN FUND LTD.

By:	Western Investment LLC
Investment Manager

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert H. Daniels

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Gerald Hellerman

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for William J. Roberts

CUSIP NO. 461368102

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS PARTNERS, L.L.C.

By:	Benchmark Plus Management, L.L.C.
Managing Member

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

BENCHMARK PLUS MANAGEMENT, L.L.C.

By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
	Title:	Managing Member

By:	/s/ Scott Franzblau
	Name:	Scott Franzblau
	Title:	Managing Member

/s/ Robert Ferguson
ROBERT FERGUSON

/s/ Scott Franzblau
SCOTT FRANZBLAU

CUSIP NO. 461368102

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13D

Shares of Common Stock Purchased / (Sold)	Price Per Share ($)	Date of Purchase / Sale

WESTERN INVESTMENT HEDGED PARTNERS L.P.
3,850	13.0647	08/13/09
1,049	13.1390	08/14/09
948	13.1685	08/17/09
1,950	13.2021	08/18/09
800	13.2185	08/19/09
1,000	13.3062	08/25/09
10,400	13.2929	08/26/09
1,380	13.2755	08/27/09
400	13.3285	08/28/09
1,950	13.3806	08/31/09
1,350	13.4504	09/01/09
300	13.4585	09/02/09
600	13.5085	09/03/09
1,500	13.5828	09/04/09
2,250	13.7085	09/08/09
1,400	13.8006	09/09/09
3,000	13.7795	09/10/09
1,898	13.8212	09/11/09

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
None

WESTERN INVESTMENT TOTAL RETURN FUND LTD.
9,229	12.9051	07/28/09
(1,000)	12.9012	07/31/09

CUSIP NO. 461368102

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
9,230	12.9051	07/28/09
4,800	12.8691	07/29/09
800	12.9535	08/04/09
3,400	13.0073	08/05/09
2,500	13.0542	08/06/09
400	13.0385	08/10/09
2,300	13.1020	08/11/09
4,100	13.1334	08/12/09
3,850	13.0647	08/13/09
1,050	13.1390	08/14/09
947	13.1685	08/17/09
1,950	13.2021	08/18/09
100	13.3685	08/20/09
200	13.3785	08/21/09
1,300	13.3208	08/24/09
1,000	13.3062	08/25/09
10,400	13.2929	08/26/09
1,380	13.2755	08/27/09
400	13.3285	08/28/09
1,950	13.3806	08/31/09
1,350	13.4504	09/01/09
600	13.5085	09/03/09
1,500	13.5828	09/04/09
2,250	13.7085	09/08/09
1,400	13.8006	09/09/09
3,000	13.7795	09/10/09
860	13.8212	09/11/09

ARTHUR D. LIPSON
None

BENCHMARK PLUS INSTITUTIONAL PARTNERS, L.L.C.
None

CUSIP NO. 461368102

BENCHMARK PLUS PARTNERS, L.L.C.
None

BENCHMARK PLUS MANAGEMENT, L.L.C.
None

SCOTT FRANZBLAU
None

ROBERT FERGUSON
None

ROBERT H. DANIELS
None

WILLIAM J. ROBERTS
None

GERALD HELLERMAN
None

CUSIP NO. 461368102

SCHEDULE B

Directors and Officers of Western Investment Total Return Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Don M. Seymour Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands

David Bree Director	Businessperson dms Management Ltd.	dms Management P.O. Box 31910 dms House, 20 Genesis Close, Grand Cayman KY1-1208, Cayman Islands

J.D. Clark & Co. Secretary	Trust Company	2225 Washington Blvd. Ogden, Utah 84401